Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-221324 and 333-221324-01

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying market measure supplement, prospectus supplement and prospectus are not an offer to sell these notes and we are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Subject To Completion, dated October 29, 2019

Pricing Supplement No. 216 dated November      , 2019 (To Market Measure Supplement dated May 18, 2018, Prospectus Supplement dated May 18, 2018 and Prospectus dated April 5, 2019)

Wells Fargo Finance LLC

Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Wells Fargo & Company

Equity Index Linked Notes

$

Absolute Return Trigger Notes With Daily Trigger Monitoring

(Notes Linked to the S&P 500® Index)

Unlike ordinary debt securities, the notes do not pay interest. Instead, the notes provide for a payment on the stated maturity date (which will be set on the trade date and is expected to be the second scheduled business day following the determination date) that may be greater than or equal to the $1,000 principal amount per note, depending on the performance of the S&P 500® Index as measured from the trade date to the determination date (expected to be within the range of 23 and 26 months following the trade date), unless a barrier event has occurred.

A barrier event will occur if the closing level of the S&P 500® Index on any trading day from but excluding the trade date to and including the determination date (referred to as the measurement period) is greater than the upper barrier level of 115.05% to 117.70% of the initial underlier level (to be set on the trade date) or less than the lower barrier level of 75% of the initial underlier level.

If a barrier event has occurred, at maturity you will receive the principal amount of your notes, but you will not receive any positive return. A barrier event may occur on any trading day during the measurement period. If a barrier event occurs, the potential for a positive return on the notes will be terminated, even if the closing level of the S&P 500® Index falls outside the barrier levels only briefly and regardless of the final underlier level (which is the closing level of the S&P 500® Index on the determination date). If a barrier event has occurred, you will not receive the principal amount of your notes until maturity.

If a barrier event has not occurred, at maturity you will receive the principal amount of your notes plus a return equal to the absolute underlier return, which is the absolute value of the underlier return. The underlier return is the percentage increase or decrease in the final underlier level from the initial underlier level (to be set on the trade date). For example, if a barrier event has not occurred and the underlier return is either -10% or +10%, the absolute underlier return will be equal to +10%, and your return on the notes will be +10%.

On the stated maturity date, for each $1,000 principal amount note:

•	if a barrier event has not occurred, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute underlier return;
•	if a barrier event has occurred, you will receive $1,000.

Because you will participate in the appreciation or deprecation of the underlier only if a barrier event does not occur, the upper barrier level and lower barrier level are effectively caps on the return at maturity. Any positive return on the notes based on appreciation of the underlier will be capped at 15.05% to 17.70% (depending on the upper barrier level set on the trade date) and any positive return on the notes based on depreciation of the underlier will be capped at 25%. In exchange for the repayment of principal at maturity and the absolute underlier return feature, you must be willing to forgo (i) a return on the principal amount of the notes in excess of 25%, (ii) interest on the notes and (iii) dividends paid on the stocks included in the S&P 500® Index.

All payments on the notes are subject to credit risk, and you will have no ability to pursue any securities included in the S&P 500® Index for payment. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment.

The notes will not be listed on any securities exchange and are designed to be held to maturity.

On the date of this preliminary pricing supplement, the estimated value of the notes is approximately $981.14 per $1,000 principal amount note. While the estimated value of the notes on the trade date may differ from the estimated value set forth above, we do not expect it to differ significantly absent a material change in market conditions or other relevant factors. In no event will the estimated value of the notes on the trade date be less than $966.14 per $1,000 principal amount note. The estimated value of the notes was determined for us by Wells Fargo Securities, LLC using its proprietary pricing models. It is not an indication of actual profit to us or to Wells Fargo Securities, LLC or any of our other affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC or any other person may be willing to buy the notes from you at any time after issuance. See “Estimated Value of the Notes” in this pricing supplement.

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors” herein on page PRS-9.

The notes are the unsecured obligations of Wells Fargo Finance LLC, and, accordingly, all payments are subject to credit risk. If Wells Fargo Finance LLC, as issuer, and Wells Fargo & Company, as guarantor, default on their obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying market measure supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Original Offering Price(1)	Agent Discount(2)	Proceeds to Wells Fargo Finance LLC

Per Note Total	$1,000.00	$14.70	$985.30

(1)	The original offering price is $985.30 per $1,000 principal amount note for investors purchasing the notes in certain fee-based advisory accounts.
(2)	The agent will receive an agent discount of $14.70 per $1,000 principal amount note; provided that the agent will not receive an agent discount with respect to any note purchased in a fee-based advisory account at an original offering price of $985.30 per $1,000 principal amount note. Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the notes and is acting as principal. See “Terms of the Notes—Agent” and “Estimated Value of the Notes” in this pricing supplement for further information.

Wells Fargo Securities

Terms of the Notes

Issuer:	Wells Fargo Finance LLC.

Guarantor:	Wells Fargo & Company.

Underlier:	S&P 500® Index

Trade Date:

Original Issue Date (settlement date):	Expected to be the fifth scheduled business day following the trade date.

Original Offering Price:	$1,000 per note; provided that the original offering price is $985.30 per note for investors purchasing the notes in certain fee-based advisory accounts, reflecting a foregone agent discount with respect to such note.

Principal Amount:	$1,000 per note. References in this pricing supplement to a “note” are to a note with a principal amount of $1,000.

Cash Settlement Amount:

On the stated maturity date, you will be entitled to receive a cash payment per note in U.S. dollars equal to the cash settlement amount. The “cash settlement amount” per note will equal:

•         if a barrier event has not occurred, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute underlier return; or

•         if a barrier event has occurred, $1,000.

If a barrier event has occurred, you will receive only the principal amount of your notes at maturity. If a barrier event has not occurred, the positive return on the notes based on appreciation of the underlier will effectively be capped at 15.05% to 17.70% (depending on the upper barrier level set on the trade date) and any positive return  on the notes based on depreciation of the underlier will be capped at 25%, regardless of the appreciation or depreciation of the underlier, which may be significant.

All calculations with respect to the cash settlement amount will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., 0.000005 would be rounded to 0.00001); and the cash settlement amount will be rounded to the nearest cent, with one-half cent rounded upward.

Stated Maturity Date:	The “stated maturity date” will be set on the trade date and is expected to be the second scheduled business day following the determination date. If the determination date is postponed, the stated maturity date will be postponed to the second business day after the determination date as postponed. See “—Determination Date” and “Additional Terms of the Notes—Market Disruption Events” for information about the circumstances that may result in a postponement of the determination date. If the stated maturity date is not a business day, any payment required to be made on the notes on the stated maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the stated maturity date. A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in New York, New York. The notes are not subject to redemption by Wells Fargo Finance LLC or repayment at the option of any holder of the notes prior to the stated maturity date.

Initial Underlier Level:	, the closing level of the underlier on the trade date.

Closing Level:	The “closing level” of the underlier on any trading day means the official closing level of the underlier reported by the underlier sponsor (as defined below) on such trading day, as obtained by the calculation agent on such trading day from the licensed third-party market data vendor contracted by the calculation agent at such time; in particular, taking into account the decimal precision and/or rounding convention employed by such licensed third-party market data vendor on such date. Currently, the calculation agent obtains market data from Thomson Reuters Ltd., but the calculation agent may change its market data vendor at any time without notice. The foregoing provisions of this definition of “closing level” are subject to the provisions set forth herein under “Additional Terms of the Notes—Market Disruption Events,” “—Adjustments to the Underlier” and “—Discontinuance of the Underlier.”

PRS-2

Final Underlier Level:	The “final underlier level” will be the closing level of the underlier on the determination date.

Underlier Return:	The “underlier return” will be the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage.
Absolute Underlier Return:	The “absolute underlier return” will be the absolute value of the underlier return. For example, if the underlier return is equal to -5%, the absolute underlier return would be +5%.
Barrier Event:	A “barrier event” will occur if the closing level of the underlier on any trading day during the measurement period is greater than the upper barrier level or less than the lower barrier level.
Upper Barrier Level:	The “upper barrier level” will be set on the trade date and will be within the range of 115.05% to 117.70% of the initial underlier level.
Lower Barrier Level:	The “lower barrier level” is 75% of the initial underlier level.
Measurement Period:	The “measurement period” will consist of each trading day from but excluding the trade date to and including the determination date. If a market disruption event occurs on a trading day during the measurement period, such trading day will be disregarded for purposes of determining whether a barrier event has occurred.

Determination Date:	The determination date will be determined on the trade date and is scheduled to be between 23 and 26 months following the trade date. If the originally scheduled determination date is not a trading day, the determination date will be postponed to the next succeeding trading day. The determination date is also subject to postponement due to the occurrence of a market disruption event. See “Additional Terms of the Notes—Market Disruption Events.”

Calculation Agent:	Wells Fargo Securities, LLC

No Listing:	The notes will not be listed on any securities exchange or automated quotation system.

Material Tax Consequences:	For a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes, see “United States Federal Tax Considerations.”

Agent:

Wells Fargo Securities, LLC, an affiliate of Wells Fargo Finance LLC and a wholly owned subsidiary of Wells Fargo & Company. The agent may resell the notes to other securities dealers at the original offering price of the notes less a concession not in excess of $14.70 per note; provided that no concession will be allowed in connection with notes purchased in a fee-based advisory account at an original offering price of $985.30 per note.

The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the notes. If any dealer participating in the distribution of the notes or any of its affiliates conducts hedging activities for us in connection with the notes, that dealer or its affiliate will expect to realize a profit projected by its proprietary pricing models from such hedging activities. Any such projected profit will be in addition to any discount or concession received in connection with the sale of the notes to you.

Denominations:	$1,000 and any integral multiple of $1,000.

CUSIP:	95001HBZ3

PRS-3

Additional Information about the Issuer, the Guarantor and the Notes

You should read this pricing supplement together with the market measure supplement dated May 18, 2018, the prospectus supplement dated May 18, 2018 and the prospectus dated April 5, 2019 for additional information about the notes. When you read the accompanying market measure supplement and prospectus supplement, please note that all references in such supplements to the prospectus dated April 27, 2018, or to any sections therein, should refer instead to the accompanying prospectus dated April 5, 2019 or to the corresponding sections of such prospectus, as applicable. Information included in this pricing supplement supersedes information in the market measure supplement, prospectus supplement and prospectus to the extent it is different from that information. Certain defined terms used but not defined herein have the meanings set forth in the prospectus supplement.

When we refer to “we,” “us” or “our” in this pricing supplement, we refer only to Wells Fargo Finance LLC and not to any of its affiliates, including Wells Fargo & Company.

You may access the market measure supplement, prospectus supplement and prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

●	Market Measure Supplement dated May 18, 2018: https://www.sec.gov/Archives/edgar/data/72971/000119312518167616/d593569d424b2.htm

●	Prospectus Supplement dated May 18, 2018: https://www.sec.gov/Archives/edgar/data/72971/000119312518167593/d523952d424b2.htm

●	Prospectus dated April 5, 2019: https://www.sec.gov/Archives/edgar/data/72971/000138713119002551/wfc-424b2_040519.htm
PRS-4

Estimated Value of the Notes

The original offering price of each note includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the trade date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type.

The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount (if any), (ii) the projected profit that our hedge counterparty (which may be one of our affiliates or a dealer participating in the distribution of the notes) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes.

Our funding considerations take into account the higher issuance, operational and ongoing management costs of market-linked debt such as the notes as compared to conventional debt of Wells Fargo & Company of the same maturity, as well as our and our affiliates’ liquidity needs and preferences. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described below and is used in determining the estimated value of the notes.

If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher. The estimated value of the notes as of the trade date will be set forth in the final pricing supplement.

Determining the estimated value

Our affiliate, Wells Fargo Securities, LLC (“WFS”), calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on its proprietary pricing models. Based on these pricing models and related market inputs and assumptions referred to in this section below, WFS determined an estimated value for the notes by estimating the value of the combination of hypothetical financial instruments that would replicate the payout on the notes, which combination consists of a non-interest bearing, fixed-income bond (the “debt component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”).

The estimated value of the debt component is based on an internal funding rate that reflects, among other things, our and our affiliates’ view of the funding value of the notes. This rate is used for purposes of determining the estimated value of the notes since we expect secondary market prices, if any, for the notes that are provided by WFS or any of its affiliates to generally reflect such rate. WFS determined the estimated value of the notes based on this internal funding rate, rather than the assumed rate that we use to determine the economic terms of the notes, for the same reason.

WFS calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the derivative instruments that constitute the derivative component based on various inputs, including the “derivative component factors” identified in “Risk Factors—The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.” These inputs may be market-observable or may be based on assumptions made by WFS in its discretion.

The estimated value of the notes determined by WFS is subject to important limitations. See “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” and “Risk Factors—Our And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.”

Valuation of the notes after issuance

The estimated value of the notes is not an indication of the price, if any, at which WFS or any other person may be willing to buy the notes from you in the secondary market. The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based upon WFS’s proprietary pricing models and will fluctuate over the term of the notes due to changes in market conditions and other relevant factors. However, absent changes in these market conditions and other relevant factors, except as otherwise described in the following paragraph, any secondary market price will be lower than the estimated value on the trade date because the secondary market price will be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Accordingly, unless market conditions and other relevant factors change significantly in your favor, any secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the original issue date or during the 3-month period following the trade date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes

PRS-5

that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 3-month period. If you hold the notes through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement.

If WFS or any of its affiliates makes a secondary market in the notes, WFS expects to provide those secondary market prices to any unaffiliated broker-dealers through which the notes are held and to commercial pricing vendors. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, that broker-dealer may obtain market prices for the notes from WFS (directly or indirectly), but could also obtain such market prices from other sources, and may be willing to purchase the notes at any given time at a price that differs from the price at which WFS or any of its affiliates is willing to purchase the notes. As a result, if you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although WFS and/or its affiliates may buy the notes from investors, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop.

PRS-6

Investor Considerations

We have designed the notes for investors who:

•	seek the potential for an unleveraged positive return at maturity based on either the appreciation or the depreciation of the underlier, but only if a barrier event does not occur;
•	understand that any positive return on the notes based on appreciation of the underlier will effectively be capped at 15.05% to 17.70% (depending on the upper barrier level set on the trade date) and any positive return on the notes based on depreciation of the underlier will be capped at 25%, regardless of the appreciation or depreciation of the underlier, which may be significant;
•	understand that, if a barrier event does occur, you will not receive any positive return on the notes, regardless of the final underlier level;
•	understand that the potential for a positive return based on the appreciation or depreciation of the underlier will terminate if the closing level of the underlier is greater than the upper barrier level or lower than the lower barrier level on any trading day during the measurement period (i.e., if a barrier event has occurred);
•	desire repayment of the principal amount at maturity regardless of the performance of the underlier;
•	are willing to forgo interest payments on the notes and dividends on the securities included in the underlier; and
•	are willing to hold the notes until maturity.

The notes are not designed for, and may not be a suitable investment for, investors who:

•	seek a liquid investment or are unable or unwilling to hold the notes to maturity;
•	seek certainty of receiving a positive return on their investment;
•	seek uncapped exposure to the performance of the underlier;
•	are unwilling to purchase notes with an estimated value as of the trade date that is lower than the original offering price and that may be as low as the lower estimated value set forth on the cover page;
•	seek current income;
•	are unwilling to accept the risk of exposure to the large-capitalization segment of the United States equity market;
•	seek exposure to the underlier but are unwilling to accept the risk/return trade-offs inherent in the payment at stated maturity for the notes;
•	are unwilling to accept the credit risk of Wells Fargo Finance LLC and Wells Fargo & Company to obtain exposure to the underlier generally, or to the exposure to the underlier that the notes provide specifically; or
•	prefer the lower risk of fixed income investments with comparable maturities issued by companies with comparable credit ratings.
PRS-7

Hypothetical Payout Profile

The following profile is based on a hypothetical upper barrier level of 116.375% of the initial underlier level (the midpoint of the specified range for the upper barrier level), a lower barrier level of 75% of the initial underlier level and an original offering price of $1,000 per note. This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual final underlier level, the actual upper barrier level, whether or not a barrier event has occurred, the actual price you pay for your notes and whether you hold your notes to maturity.

PRS-8

Risk Factors

The notes have complex features and investing in the notes will involve risks not associated with an investment in conventional debt securities. You should carefully consider the risk factors set forth below as well as the other information contained in this pricing supplement and the accompanying market measure supplement, prospectus supplement and prospectus, including the documents they incorporate by reference. As described in more detail below, the value of the notes may vary considerably before the stated maturity date due to events that are difficult to predict and are beyond our control. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

You May Not Receive Any Positive Return On The Notes.

If a barrier event has occurred, you will not receive any positive return on the notes. If a barrier event has not occurred, your return will be based on the percentage increase or decrease in the underlier from the initial underlier level to the final underlier level. Even if a barrier event has not occurred, the amount you receive at stated maturity may only be equal to or slightly greater than the principal amount and your yield on the notes may be less than the yield you would earn if you bought a traditional interest-bearing debt security of Wells Fargo Finance LLC or another issuer with a similar credit rating with the same stated maturity date.

The Potential Return On The Notes Is Limited

Because you will participate in the appreciation or deprecation of the underlier only if a barrier event does not occur, the upper barrier level and lower barrier level are effectively caps on the return at maturity. Any positive return on the notes based on appreciation of the underlier will be capped at 15.05% to 17.70% (depending on the upper barrier level set on the trade date) and any positive return on the notes based on depreciation of the underlier will be capped at 25%, regardless of the appreciation or depreciation of the underlier, which may be significant.

If a barrier event occurs, there will be no positive return at maturity and you will receive only the principal amount per note.

The Potential For A Positive Return Based On The Appreciation Or Depreciation Of The Underlier May Terminate On Any Trading Day During The Measurement Period.

The notes provide the potential for an unleveraged positive return at maturity based on either the appreciation of the underlier or the depreciation of the underlier, but only if a barrier event does not occur. A barrier event will occur if the closing level of the underlier is greater than the upper barrier level or less than the lower barrier level on any trading day during the measurement period. The measurement period comprises each trading day following the trade date up to and including the determination date. If a barrier event occurs, you will not participate in any appreciation or depreciation of the underlier and you will receive only the principal amount at maturity, even if the closing level of the underlier falls outside the barrier levels only briefly.

The Return On The Notes May Change Significantly Despite Only A Small Change In The Closing Level Of The Underlier.

The return on the notes may change significantly despite only a small change in the closing level of the underlier. If a barrier event occurs, you will not receive any positive return on the notes even if the final underlier level significantly exceeds the initial underlier level.

This means that, assuming an upper barrier of 116.375% of the initial underlier level (the midpoint of the specified range for the upper barrier level), while an increase in the level of the underlier of 16.375% will not cause a barrier event to occur, an increase of more than 16.375% will cause a barrier event to occur and you will not receive any positive return on the notes. Accordingly, if a barrier event occurs and the underlier return is positive, the return on the notes will be less, and perhaps significantly less, than the return you could have earned if you invested directly in the stocks included in the underlier.

Similarly, if a barrier event occurs and the final underlier level is less than the initial underlier level, you will not receive any positive return on the notes and you will not receive the benefit of the absolute underlier return. This means that, based on the lower barrier of 75% of the initial underlier level, while a decrease in the level of the underlier of 25% will not cause a barrier event to occur, a decrease of more than 25% will cause a barrier event to occur and you will not receive any positive return on the notes. Accordingly, if a barrier event occurs and the underlier return is negative, you will not receive the benefit of the absolute underlier return.

You Will Be Required To Recognize Taxable Income On The Notes Prior To Maturity.

If you are a U.S. holder of a note, you will be required to recognize taxable interest income in each year that you hold the note, even though you will not receive any payment in respect of the note prior to maturity (or earlier sale, exchange or retirement). In addition, any gain you recognize will be treated as ordinary interest income rather than capital gain. You should review the section of this pricing supplement entitled “United States Federal Tax Considerations.”

PRS-9

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Us On The Trade Date.

We will not fix the stated maturity date until the trade date. The stated maturity date is expected to be the second scheduled business day following the determination date. Therefore, the term of the notes could be as short as the low end of the range and as long as the high end of the range for the determination date set forth on the cover page. You should be willing to hold your notes for up to the high end of the range set forth on the cover page. The stated maturity date selected by us could have an impact on the value of the notes.

The Notes Are Subject To Credit Risk.

The notes are our obligations, are fully and unconditionally guaranteed by the Guarantor and are not, either directly or indirectly, an obligation of any other third party. Any amounts payable under the notes are subject to creditworthiness, and you will have no ability to pursue any securities included in the underlier for payment. As a result, our and the Guarantor’s actual and perceived creditworthiness may affect the value of the notes and, in the event we and the Guarantor were to default on the obligations under the notes and the guarantee, you may not receive any amounts owed to you under the terms of the notes.

As A Finance Subsidiary, We Have No Independent Operations And Will Have No Independent Assets.

As a finance subsidiary, we have no independent operations beyond the issuance and administration of our securities and will have no independent assets available for distributions to the holders of our securities, including the notes, if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by the Guarantor and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of the Guarantor. Holders will have recourse only to a single claim against the Guarantor and its assets under the guarantee. Holders of the notes should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of the Guarantor, including holders of unsecured, unsubordinated debt securities issued by the Guarantor.

Holders Of The Notes Have Limited Rights Of Acceleration.

Payment of principal on the notes may be accelerated only in the case of payment defaults that continue for a period of 30 days, certain events of bankruptcy or insolvency relating to Wells Fargo Finance LLC only, whether voluntary or involuntary, certain situations under which the guarantee ceases to be in full force and effect or if the Guarantor denies or disaffirms its obligations under the guarantee. If you purchase the notes, you will have no right to accelerate the payment of principal on the notes if we fail in the performance of any of our obligations under the notes, other than the obligations to pay principal and interest on the notes. See “Description of Debt Securities of Wells Fargo Finance LLC—Events of Default and Covenant Breaches” in the accompanying prospectus.

Holders Of The Notes Could Be At Greater Risk For Being Structurally Subordinated If Either We Or The Guarantor Convey, Transfer Or Lease All Or Substantially All Of Our Or Its Assets To One Or More Of The Guarantor’s Subsidiaries.

Under the indenture, we may convey, transfer or lease all or substantially all of our assets to one or more of the Guarantor’s subsidiaries. Similarly, the Guarantor may convey, transfer or lease all or substantially all of its assets to one or more of its subsidiaries. In either case, third-party creditors of the Guarantor’s subsidiaries would have additional assets from which to recover on their claims while holders of the notes would be structurally subordinated to creditors of the Guarantor’s subsidiaries with respect to such assets. See “Description of Debt Securities of Wells Fargo Finance LLC—Consolidation, Merger or Sale” in the accompanying prospectus.

The Notes Will Not Have The Benefit Of Any Cross-Default Or Cross-Acceleration With Other Indebtedness Of The Guarantor; Events Of Bankruptcy, Insolvency, Receivership Or Liquidation Relating To The Guarantor And Failure By The Guarantor To Perform Any Of Its Covenants Or Warranties (Other Than A Payment Default Under The Guarantee) Will Not Constitute An Event Of Default With Respect To The Notes.

The notes will not have the benefit of any cross-default or cross-acceleration with other indebtedness of the Guarantor. In addition, events of bankruptcy, insolvency, receivership or liquidation relating to the Guarantor and failure by the Guarantor to perform any of its covenants or warranties (other than a payment default under the guarantee) will not constitute an event of default with respect to the notes.

The Estimated Value Of The Notes On The Trade Date, Based On WFS’s Proprietary Pricing Models, Will Be Less Than The Original Offering Price.

The original offering price of the notes includes certain costs that are borne by you. Because of these costs, the estimated value of the notes on the trade date will be less than the original offering price. The costs included in the original offering price relate to selling, structuring, hedging and issuing the notes, as well as to our funding considerations for debt of this type. The costs related to selling, structuring, hedging and issuing the notes include (i) the agent discount (if any), (ii) the

PRS-10

projected profit that our hedge counterparty (which may be one of our affiliates or a dealer participating in the distribution of the notes) expects to realize for assuming risks inherent in hedging our obligations under the notes and (iii) hedging and other costs relating to the offering of the notes. Our funding considerations are reflected in the fact that we determine the economic terms of the notes based on an assumed rate that is generally lower than our internal funding rate, which is described above under “Estimated Value of the Notes—Determining the estimated value.” If the costs relating to selling, structuring, hedging and issuing the notes were lower, or if the assumed rate we use to determine the economic terms of the notes were higher, the economic terms of the notes would be more favorable to you and the estimated value would be higher.

The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers.

The estimated value of the notes was determined for us by WFS using its proprietary pricing models and related market inputs and assumptions referred to above under “Estimated Value of the Notes—Determining the estimated value.” Certain inputs to these models may be determined by WFS in its discretion. WFS’s views on these inputs may differ from other dealers’ views, and WFS’s estimated value of the notes may be higher, and perhaps materially higher, than the estimated value of the notes that would be determined by other dealers in the market. WFS’s models and its inputs and related assumptions may prove to be wrong and therefore not an accurate reflection of the value of the notes.

The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which WFS Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.

The price, if any, at which WFS or any of its affiliates may purchase the notes in the secondary market will be based on WFS’s proprietary pricing models and will fluctuate over the term of the notes as a result of changes in the market and other factors described in the next risk factor. Any such secondary market price for the notes will also be reduced by a bid-offer spread, which may vary depending on the aggregate principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding any related hedging transactions. Unless the factors described in the next risk factor change significantly in your favor, any such secondary market price for the notes is likely to be less than the original offering price.

If WFS or any of its affiliates makes a secondary market in the notes at any time up to the original issue date or during the 3-month period following the trade date, the secondary market price offered by WFS or any of its affiliates will be increased by an amount reflecting a portion of the costs associated with selling, structuring, hedging and issuing the notes that are included in the original offering price. Because this portion of the costs is not fully deducted upon issuance, any secondary market price offered by WFS or any of its affiliates during this period will be higher than it would be if it were based solely on WFS’s proprietary pricing models less the bid-offer spread and hedging unwind costs described above. The amount of this increase in the secondary market price will decline steadily to zero over this 3-month period. If you hold the notes through an account at WFS or any of its affiliates, we expect that this increase will also be reflected in the value indicated for the notes on your brokerage account statement. If you hold your notes through an account at a broker-dealer other than WFS or any of its affiliates, the value of the notes on your brokerage account statement may be different than if you held your notes at WFS or any of its affiliates, as discussed above under “Estimated Value of the Notes—Valuation of the notes after issuance.”

The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.

The value of the notes prior to stated maturity will be affected by the level of the underlier at that time, whether a barrier event has occurred, interest rates at that time and a number of other factors, some of which are interrelated in complex ways. The effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which we refer to as the “derivative component factors,” are expected to affect the value of the notes. When we refer to the “value” of your note, we mean the value that you could receive for your note if you are able to sell it in the open market before the stated maturity date.

•	Underlier Performance. The value of the notes prior to maturity will depend substantially on the then-current level of the underlier and whether a barrier event has occurred. The price at which you may be able to sell the notes before stated maturity may be at a discount, which could be substantial, from their original offering price, if a barrier event has occurred.
•	Interest Rates. The value of the notes may be affected by changes in the interest rates in the U.S. markets.
•	Volatility Of The Underlier. Volatility is the term used to describe the size and frequency of market fluctuations. The value of the notes may be affected if the volatility of the underlier changes.
•	Time Remaining To Maturity. The value of the notes at any given time prior to maturity will likely be different from that which would be expected based on the then-current level of the underlier. This difference will most likely reflect a discount due to expectations and uncertainty concerning the level of the underlier during the period of time still remaining to the stated maturity date. In general, as the time remaining to maturity decreases, the value
PRS-11

of the notes will approach the amount that could be payable at maturity based on the then-current level of the underlier.

•	Dividend Yields On The Securities Included In The Underlier. The value of the notes may be affected by the dividend yields on securities included in the underlier.

In addition to the derivative component factors, the value of the notes will be affected by actual or anticipated changes in our and the Guarantor’s creditworthiness. You should understand that the impact of one of the factors specified above, such as a change in interest rates, may offset some or all of any change in the value of the notes attributable to another factor, such as a change in the level of the underlier. Because several factors are expected to affect the value of the notes, changes in the level of the underlier may not result in a comparable change in the value of the notes. We anticipate that the value of the notes will always be at a discount to the original offering price plus the effective cap on the notes described above.

The Notes Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Notes To Develop.

The notes will not be listed or displayed on any securities exchange or any automated quotation system. Although the agent and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which the agent is willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to stated maturity. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to stated maturity.

Your Return On The Notes Could Be Less Than If You Owned The Securities Included In The Underlier.

Your return on the notes will not reflect the return you would realize if you actually owned the securities included in the underlier and received the dividends and other payments paid on those securities. This is in part because the cash settlement amount payable at stated maturity will be determined by reference to the final underlier level, which will be calculated by reference to the prices of the securities in the underlier without taking into consideration the value of dividends and other payments paid on those securities. In addition, assuming a barrier event has not occurred, any positive return on the notes based on performance of the underlier will be effectively capped, as described above.

Historical Levels Of The Underlier Should Not Be Taken As An Indication Of The Future Performance Of The Underlier During The Term Of The Notes.

The trading prices of the securities included in the underlier will determine the cash settlement amount payable at maturity to you. As a result, it is impossible to predict whether the closing level of the underlier will fall or rise compared to the initial underlier level. Trading prices of the securities included in the underlier will be influenced by complex and interrelated political, economic, financial and other factors that can affect the markets in which those securities are traded and the values of those securities themselves. Accordingly, any historical levels of the underlier do not provide an indication of the future performance of the underlier.

Changes That Affect The Underlier May Adversely Affect The Value Of The Notes And The Amount You Will Receive At Stated Maturity.

The policies of the underlier sponsor concerning the calculation of the underlier and the addition, deletion or substitution of securities comprising the underlier and the manner in which the underlier sponsor takes account of certain changes affecting such securities may affect the level of the underlier and, therefore, may affect the value of the notes and the cash settlement amount payable at maturity. The underlier sponsor may discontinue or suspend calculation or dissemination of the underlier or materially alter the methodology by which it calculates the underlier. Any such actions could adversely affect the value of the notes.

We Cannot Control Actions By Any Of The Unaffiliated Companies Whose Securities Are Included In The Underlier.

Actions by any company whose securities are included in the underlier may have an adverse effect on the price of its security, the final underlier level and the value of the notes. Our parent company, Wells Fargo & Company, is currently one of the companies included in the underlier, but neither we nor the Guarantor are affiliated with any of the other companies included in the underlier. The unaffiliated companies included in the underlier will have no obligations with respect to the notes, including any obligation to take our or your interests into consideration for any reason. These companies will not receive any of the proceeds of the offering of the notes and will not be responsible for, and will not have participated in, the determination of the timing of, prices for, or quantities of, the notes to be issued. These companies will not be involved with

PRS-12

the administration, marketing or trading of the notes and will have no obligations with respect to any amounts to be paid to you on the notes.

We And Our Affiliates Have No Affiliation With The Underlier Sponsor And Have Not Independently Verified Its Public Disclosure Of Information.

We and our affiliates are not affiliated in any way with the underlier sponsor and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding the methods or policies relating to the calculation of the underlier. We have derived the information about the underlier sponsor and the underlier contained in this pricing supplement and the accompanying market measure supplement from publicly available information, without independent verification. You, as an investor in the notes, should make your own investigation into the underlier and the underlier sponsor. The underlier sponsor is not involved in the offering of the notes made hereby in any way and has no obligation to consider your interests as an owner of the notes in taking any actions that might affect the value of the notes.

The Stated Maturity Date Will Be Postponed If The Determination Date Is Postponed.

The determination date will be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the determination date or if the originally scheduled determination date is not a trading day. If such a postponement occurs, the stated maturity date will be postponed until two business days after the postponed determination date.

Our And The Guarantor’s Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

You should be aware of the following ways in which our and the Guarantor’s economic interests and those of any dealer participating in the distribution of the notes, which we refer to as a “participating dealer,” are potentially adverse to your interests as an investor in the notes. In engaging in certain of the activities described below, our affiliates or any participating dealer or its affiliates may take actions that may adversely affect the value of and your return on the notes, and in so doing they will have no obligation to consider your interests as an investor in the notes. Our affiliates or any participating dealer or its affiliates may realize a profit from these activities even if investors do not receive a favorable investment return on the notes.

•	The calculation agent is our affiliate and may be required to make discretionary judgments that affect the return you receive on the notes. WFS, which is our affiliate, will be the calculation agent for the notes. As calculation agent, WFS will determine the final underlier level and may be required to make other determinations that affect the return you receive on the notes at maturity. In making these determinations, the calculation agent may be required to make discretionary judgments, including determining whether a market disruption event has occurred on the scheduled determination date, which may result in postponement of the determination date; determining the final underlier level if the determination date is postponed to the last day to which it may be postponed and a market disruption event occurs on that day; if the underlier is discontinued, selecting a successor underlier or, if no successor underlier is available, determining the final underlier level; and determining whether to adjust the closing level on the determination date in the event of certain changes in or modifications to the underlier. In making these discretionary judgments, the fact that WFS is our affiliate may cause it to have economic interests that are adverse to your interests as an investor in the notes, and WFS’s determinations as calculation agent may adversely affect your return on the notes.
•	The estimated value of the notes was calculated by our affiliate and is therefore not an independent third-party valuation. WFS calculated the estimated value of the notes set forth on the cover page of this pricing supplement, which involved discretionary judgments by WFS, as described under “Risk Factors—The Estimated Value Of The Notes Is Determined By Our Affiliate’s Pricing Models, Which May Differ From Those Of Other Dealers” above. Accordingly, the estimated value of the notes set forth on the cover page of this pricing supplement is not an independent third-party valuation.
•	Research reports by our affiliates or any participating dealer or its affiliates may be inconsistent with an investment in the notes and may adversely affect the level of the underlier. Our affiliates or any dealer participating in the offering of the notes or its affiliates may, at present or in the future, publish research reports on the underlier or the companies whose securities are included in the underlier. This research is modified from time to time without notice and may, at present or in the future, express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any research reports on the underlier or the companies whose securities are included in the underlier could adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes. You are encouraged to derive information concerning the underlier from multiple sources and should not rely on the views expressed by us or our affiliates or any participating dealer or its affiliates. In addition, any research reports on the underlier or the companies whose securities are included in the underlier published on or prior to the trade date could result in an increase in the
PRS-13

level of the underlier on the trade date, which would adversely affect investors in the notes by increasing the level at which the underlier must close on the determination date in order for investors in the notes to receive a favorable return.

•	Business activities of our affiliates or any participating dealer or its affiliates with the companies whose securities are included in the underlier may adversely affect the level of the underlier. Our affiliates or any participating dealer or its affiliates may, at present or in the future, engage in business with the companies whose securities are included in the underlier, including making loans to those companies (including exercising creditors’ remedies with respect to such loans), making equity investments in those companies or providing investment banking, asset management or other advisory services to those companies. These business activities could adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes. In addition, in the course of these business activities, our affiliates or any participating dealer or its affiliates may acquire non-public information about one or more of the companies whose securities are included in the underlier. If our affiliates or any participating dealer or its affiliates do acquire such non-public information, we and they are not obligated to disclose such non-public information to you.
•	Hedging activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the underlier. We expect to hedge our obligations under the notes through one or more hedge counterparties, which may include our affiliates or any participating dealer or its affiliates. Pursuant to such hedging activities, our hedge counterparties may acquire securities included in the underlier or listed or over-the-counter derivative or synthetic instruments related to the underlier or such securities. Depending on, among other things, future market conditions, the aggregate amount and the composition of such positions are likely to vary over time. To the extent that our hedge counterparties have a long hedge position in any of the securities included in the underlier, or derivative or synthetic instruments related to the underlier or such securities, they may liquidate a portion of such holdings at or about the time of the determination date or at or about the time of a change in the securities included in the underlier. These hedging activities could potentially adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes.
•	Trading activities by our affiliates or any participating dealer or its affiliates may adversely affect the level of the underlier. Our affiliates or any participating dealer or its affiliates may engage in trading in the securities included in the underlier and other instruments relating to the underlier or such securities on a regular basis as part of their general broker-dealer and other businesses. Any of these trading activities could potentially adversely affect the level of the underlier and, therefore, adversely affect the value of and your return on the notes.
•	A participating dealer or its affiliates may realize hedging profits projected by its proprietary pricing models in addition to any selling concession, creating a further incentive for the participating dealer to sell the notes to you. If any participating dealer or any of its affiliates conducts hedging activities for us in connection with the notes, that participating dealer or its affiliates will expect to realize a projected profit from such hedging activities. If a participating dealer receives a concession for the sale of the notes to you, this projected hedging profit will be in addition to the concession, creating a further incentive for the participating dealer to sell the notes to you.
PRS-14

Determining Payment at Stated Maturity

On the stated maturity date, you will receive a cash payment per note (the cash settlement amount) calculated as follows:

Has a barrier event occurred?	You will receive per note: $1,000

You will receive a return based on the absolute value of the underlier return. The cash settlement amount per note will be calculated as follows:

The sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute underlier return

PRS-15

Hypothetical Returns

The following table illustrates, for a hypothetical upper barrier level of 116.375% of the initial underlier level (the midpoint of the specified range of the upper barrier level), a lower barrier level of 75% of the initial underlier level and a range of hypothetical final underlier levels:

•	the hypothetical percentage change from the hypothetical initial underlier level to the hypothetical final underlier level; and
•	the hypothetical pre-tax total return.

The table below and the examples that follow assume that an investor purchases the notes for $1,000 per note.

Hypothetical underlier return	Hypothetical pre-tax total return
	A barrier event has not occurred	A barrier event has occurred
50.000%	N/A	0.000%
40.000%	N/A	0.000%
30.000%	N/A	0.000%
20.000%	N/A	0.000%
16.376%	N/A	0.000%
16.375%	16.375%	0.000%
10.000%	10.000%	0.000%
5.000%	5.000%	0.000%
2.500%	2.500%	0.000%
0.000%	0.000%	0.000%
-2.500%	2.500%	0.000%
-5.000%	5.000%	0.000%
-10.000%	10.000%	0.000%
-15.000%	15.000%	0.000%
-20.000%	20.000%	0.000%
-25.000%	25.000%	0.000%
-25.001%	N/A	0.000%
-50.000%	N/A	0.000%
-75.000%	N/A	0.000%
-100.000%	N/A	0.000%

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive at stated maturity and the resulting pre-tax return will depend on the actual final underlier level and maximum settlement amount.

If, for example, a barrier event has occurred and the underlier return were determined to be 50.000%, the pre-tax return on your notes at maturity would be 0.000%, as shown in the table above. Additionally, if the underlier return were determined to be -50.000%, the pre-tax return on your notes at maturity would be 0.000%, as shown in the table above.

If, for example, a barrier event has not occurred and the underlier return were determined to be 10.000%, the absolute underlier return would be 10.000% and the pre-tax return on your notes at maturity would be 10.000%, as shown in the table above. Additionally, if the underlier return were determined to be -10.000%, the absolute underlier return would be 10.000% and the pre-tax return on your notes at maturity would be 10.000%, as shown in the table above. However, you will benefit from the absolute underlier return only if a barrier event has not occurred. Because a barrier event will occur if, on any trading day during the measurement period (including the determination date), the closing level of the underlier is greater than the hypothetical upper barrier level (116.375% of the initial underlier level) or less than the lower barrier level (75% of the initial underlier level), the pre-tax return on your notes will be capped at a positive return of 16.375% in the case of any appreciation of the underlier and 25% in the case of any depreciation of the underlier. As a result, you would not benefit from a final underlier level on the determination date (or a closing level of the underlier on any other trading day during the measurement period) that is greater than the upper barrier or less than the lower barrier. In fact, a final underlier level on the determination date (or a closing level of the underlier on any other trading day during the measurement period) that is greater than the upper barrier or less than the lower barrier will result in you receiving no positive return on the notes.

PRS-16

Additional Terms of the Notes

Wells Fargo Finance LLC will issue the notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series A,” which is more fully described in the prospectus supplement. Information included in this pricing supplement supersedes information in the market measure supplement, prospectus supplement and prospectus to the extent that it is different from that information.

Certain Definitions

A “trading day” means a day, as determined by the calculation agent, on which (i) the relevant stock exchanges with respect to each security underlying the underlier are scheduled to be open for trading for their respective regular trading sessions and (ii) each related futures or options exchange is scheduled to be open for trading for its regular trading session.

The “relevant stock exchange” for any security underlying the underlier means the primary exchange or quotation system on which such security is traded, as determined by the calculation agent.

The “related futures or options exchange” for the underlier means an exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier.

Calculation Agent

Wells Fargo Securities, LLC, one of our affiliates and a wholly owned subsidiary of Wells Fargo & Company, will act as initial calculation agent for the notes and may appoint agents to assist it in the performance of its duties. Pursuant to the calculation agent agreement, we may appoint a different calculation agent without your consent and without notifying you.

The calculation agent will determine the cash settlement amount you receive at stated maturity. In addition, the calculation agent will, among other things:

•	determine whether a market disruption event or non-trading day has occurred;
•	determine if adjustments are required to the closing level of the underlier under various circumstances; and
•	if publication of the underlier is discontinued, select a successor underlier (as defined below) or, if no successor underlier is available, determine the closing level of the underlier.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, in the absence of manifest error, will be conclusive for all purposes and binding on us and you. The calculation agent will have no liability for its determinations.

Market Disruption Events

A “market disruption event” means any of the following events as determined by the calculation agent in its sole discretion:

(A)	The occurrence or existence of a material suspension of or limitation imposed on trading by the relevant stock exchanges or otherwise relating to securities which then comprise 20% or more of the level of the underlier or any successor underlier at any time during the one-hour period that ends at the close of trading on that day, whether by reason of movements in price exceeding limits permitted by those relevant stock exchanges or otherwise.
(B)	The occurrence or existence of a material suspension of or limitation imposed on trading by any related futures or options exchange or otherwise in futures or options contracts relating to the underlier or any successor underlier on any related futures or options exchange at any time during the one-hour period that ends at the close of trading on that day, whether by reason of movements in price exceeding limits permitted by the related futures or options exchange or otherwise.
(C)	The occurrence or existence of any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, securities that then comprise 20% or more of the level of the underlier or any successor underlier on their relevant stock exchanges at any time during the one-hour period that ends at the close of trading on that day.
(D)	The occurrence or existence of any event, other than an early closure, that materially disrupts or impairs the ability of market participants in general to effect transactions in, or obtain market values for, futures or options contracts relating to the underlier or any successor underlier on any related futures or options exchange at any time during the one-hour period that ends at the close of trading on that day.
(E)	The closure on any exchange business day of the relevant stock exchanges on which securities that then comprise 20% or more of the level of the underlier or any successor underlier are traded or any related futures or options exchange prior to its scheduled closing time unless the earlier closing time is announced by the
PRS-17

relevant stock exchange or related futures or options exchange, as applicable, at least one hour prior to the earlier of (1) the actual closing time for the regular trading session on such relevant stock exchange or related futures or options exchange, as applicable, and (2) the submission deadline for orders to be entered into the relevant stock exchange or related futures or options exchange, as applicable, system for execution at such actual closing time on that day.

(F)	The relevant stock exchange for any security underlying the underlier or successor underlier or any related futures or options exchange fails to open for trading during its regular trading session.

For purposes of determining whether a market disruption event has occurred:

(1)	the relevant percentage contribution of a security to the level of the underlier or any successor underlier will be based on a comparison of (x) the portion of the level of such underlier attributable to that security and (y) the overall level of the underlier or successor underlier, in each case immediately before the occurrence of the market disruption event;
(2)	the “close of trading” on any trading day for the underlier or any successor underlier means the scheduled closing time of the relevant stock exchanges with respect to the securities underlying the underlier or successor underlier on such trading day; provided that, if the actual closing time of the regular trading session of any such relevant stock exchange is earlier than its scheduled closing time on such trading day, then (x) for purposes of clauses (A) and (C) of the definition of “market disruption event” above, with respect to any security underlying the underlier or successor underlier for which such relevant stock exchange is its relevant stock exchange, the “close of trading” means such actual closing time and (y) for purposes of clauses (B) and (D) of the definition of “market disruption event” above, with respect to any futures or options contract relating to the underlier or successor underlier, the “close of trading” means the latest actual closing time of the regular trading session of any of the relevant stock exchanges, but in no event later than the scheduled closing time of the relevant stock exchanges;
(3)	the “scheduled closing time” of any relevant stock exchange or related futures or options exchange on any trading day for the underlier or any successor underlier means the scheduled weekday closing time of such relevant stock exchange or related futures or options exchange on such trading day, without regard to after hours or any other trading outside the regular trading session hours; and
(4)	an “exchange business day” means any trading day for the underlier or any successor underlier on which each relevant stock exchange for the securities underlying the underlier or any successor underlier and each related futures or options exchange are open for trading during their respective regular trading sessions, notwithstanding any such relevant stock exchange or related futures or options exchange closing prior to its scheduled closing time.

If a market disruption event occurs or is continuing on the determination date, then the determination date will be postponed to the first succeeding trading day on which a market disruption event has not occurred and is not continuing; however, if such first succeeding trading day has not occurred as of the eighth trading day after the originally scheduled determination date, that eighth trading day shall be deemed to be the determination date. If the determination date has been postponed eight trading days after the originally scheduled determination date and a market disruption event occurs or is continuing on such eighth trading day, the calculation agent will determine the closing level of the underlier on such eighth trading day in accordance with the formula for and method of calculating the closing level of the underlier last in effect prior to commencement of the market disruption event, using the closing price (or, with respect to any relevant security, if a market disruption event has occurred with respect to such security, its good faith estimate of the value of such security at the scheduled closing time of the relevant stock exchange for such security or, if earlier, the actual closing time of the regular trading session of such relevant stock exchange) on such date of each security included in the underlier. As used herein, “closing price” means, with respect to any security on any date, the relevant stock exchange traded or quoted price of such security as of the scheduled closing time of the relevant stock exchange for such security or, if earlier, the actual closing time of the regular trading session of such relevant stock exchange.

Adjustments to the Underlier

If at any time the method of calculating the underlier or a successor underlier, or the closing level thereof, is changed in a material respect, or if the underlier or a successor underlier is in any other way modified so that such underlier does not, in the opinion of the calculation agent, fairly represent the level of such underlier had those changes or modifications not been made, then the calculation agent will, at the close of business in New York, New York, on each date that the closing level of such underlier is to be calculated, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an underlier comparable to the underlier or successor underlier as if those changes or modifications had not been made, and the calculation agent will calculate the closing level of the underlier or successor underlier with reference to such underlier, as so adjusted. Accordingly, if the method of calculating the underlier or successor underlier is modified so that the level of such underlier is a fraction or a multiple of

PRS-18

what it would have been if it had not been modified (e.g., due to a split or reverse split in such equity underlier), then the calculation agent will adjust the underlier or successor underlier in order to arrive at a level of such underlier as if it had not been modified (e.g., as if the split or reverse split had not occurred).

Discontinuance of the Underlier

If the sponsor or publisher of the underlier (the “underlier sponsor”) discontinues publication of the underlier, and the underlier sponsor or another entity publishes a successor or substitute equity index that the calculation agent determines, in its sole discretion, to be comparable to the underlier (a “successor underlier”), then, upon the calculation agent’s notification of that determination to the trustee and Wells Fargo Finance LLC, the calculation agent will substitute the successor underlier as calculated by the relevant underlier sponsor or any other entity and calculate the final underlier level as described above. Upon any selection by the calculation agent of a successor underlier, Wells Fargo Finance LLC will cause notice to be given to holders of the notes.

In the event that the underlier sponsor discontinues publication of the underlier prior to, and the discontinuance is continuing on, the determination date and the calculation agent determines that no successor underlier is available at such time, the calculation agent will calculate a substitute closing level for the underlier in accordance with the formula for and method of calculating the underlier last in effect prior to the discontinuance, but using only those securities that comprised the underlier immediately prior to that discontinuance. If a successor underlier is selected or the calculation agent calculates a level as a substitute for the underlier, the successor underlier or level will be used as a substitute for the underlier for all purposes, including the purpose of determining whether a market disruption event exists.

If on the determination date the underlier sponsor fails to calculate and announce the level of the underlier, the calculation agent will calculate a substitute closing level of the underlier in accordance with the formula for and method of calculating the underlier last in effect prior to the failure, but using only those securities that comprised the underlier immediately prior to that failure; provided that, if a market disruption event occurs or is continuing on such day, then the provisions set forth above under “—Market Disruption Events” shall apply in lieu of the foregoing.

Notwithstanding these alternative arrangements, discontinuance of the publication of, or the failure by the underlier sponsor to calculate and announce the level of, the underlier may adversely affect the value of the notes.

Events of Default and Acceleration

If an event of default with respect to the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes, with respect to each note, will be equal to the cash settlement amount, calculated as provided herein. The cash settlement amount will be calculated as though the date of acceleration were the determination date.

PRS-19

S&P 500® Index

The S&P 500® Index is an equity index that is intended to provide an indication of the pattern of common stock price movement in the large capitalization segment of the United States equity market. Our parent company, Wells Fargo & Company is one of the companies currently included in the S&P 500® Index. See “Description of Equity Indices—The S&P Indices” in the accompanying market measure supplement for additional information about the S&P 500® Index.

Effective February 20, 2019, to be added to the S&P 500® Index a company must have an unadjusted company market capitalization of $8.2 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $6.1 billion or more). A company meeting the unadjusted company market capitalization criteria is also required to have a security level float-adjusted market capitalization that is at least $4.1 billion. In addition, information about the S&P 500® Index may be obtained from other sources including, but not limited to, the S&P 500® Index sponsor’s website (including information regarding the S&P 500® Index’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor the agent makes any representation that such publicly available information regarding the S&P 500® Index is accurate or complete.

Historical Information

We obtained the closing levels of the S&P 500® Index from Bloomberg Financial Markets without independent verification.

The historical performance of the underlier should not be taken as an indication of the future performance of the underlier during the term of the notes.

The following graph sets forth the daily closing levels of the underlier for each day in the period from January 1, 2014 through October 28, 2019. The closing level on October 28, 2019 was 3,039.42.

S&P 500® Index Daily Closing Levels

The S&P 500® Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed to Wells Fargo & Company (“WFC”), our parent company, for use by WFC and certain of its affiliated or subsidiary companies (including us). Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by WFC. The notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability for any errors, omissions, or interruptions of the S&P 500® Index.

PRS-20

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan. When we use the term “holder” in this section, we are referring to a beneficial owner of the notes and not the record holder.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (collectively, “parties in interest”) with respect to such plan. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless statutory or administrative exemptive relief is available. Therefore, a fiduciary of a plan should also consider whether an investment in the notes might constitute or give rise to a prohibited transaction under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA (collectively, “Non-ERISA Arrangements”), are not subject to the requirements of ERISA, or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”).

We and our affiliates may each be considered a party in interest with respect to many plans. Special caution should be exercised, therefore, before the notes are purchased by a plan. In particular, the fiduciary of the plan should consider whether statutory or administrative exemptive relief is available. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction of the plan receives no less, and pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA).

Any purchaser or holder of the notes or any interest in the notes will be deemed to have represented by its purchase and holding that either:

•	no portion of the assets used by such purchaser or holder to acquire or purchase the notes constitutes assets of any plan or Non-ERISA Arrangement; or
•	the purchase and holding of the notes by such purchaser or holder will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the potential consequences under ERISA and the Code of the acquisition of the notes and the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

PRS-21

Purchasers of the notes have the exclusive responsibility for ensuring that their purchase, holding and subsequent disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Law. Nothing herein shall be construed as a representation that an investment in the notes would be appropriate for, or would meet any or all of the relevant legal requirements with respect to investments by, plans or Non-ERISA Arrangements generally or any particular plan or Non-ERISA Arrangement.

PRS-22

United States Federal Tax Considerations

The following is a discussion of the material U.S. federal income and certain estate tax consequences of the ownership and disposition of the notes. It applies to you only if you purchase a note for cash in the initial offering at the “issue price,” which is the first price at which a substantial amount of the notes is sold to the public, and hold the note as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). It does not address all of the tax consequences that may be relevant to you in light of your particular circumstances or if you are an investor subject to special rules, such as:

•	a financial institution;
•	a “regulated investment company”;
•	a “real estate investment trust”;
•	a tax-exempt entity, including an “individual retirement account” or “Roth IRA”;
•	a dealer or trader subject to a mark-to-market method of tax accounting with respect to the notes;
•	a person holding a note as part of a “straddle” or conversion transaction or who has entered into a “constructive sale” with respect to a note;
•	a U.S. holder (as defined below) whose functional currency is not the U.S. dollar; or
•	an entity classified as a partnership for U.S. federal income tax purposes.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership holding the notes or a partner in such a partnership, you should consult your tax adviser as to the particular U.S. federal tax consequences of holding and disposing of the notes to you.

We will not attempt to ascertain whether any of the issuers of the underlying stocks of the Index (the “underlying stocks”) is treated as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code. If any of the issuers of the underlying stocks were so treated, certain adverse U.S. federal tax consequences might apply to you, if you are a non-U.S. holder (as defined below). You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuers of the underlying stocks and consult your tax adviser regarding the possible consequences to you if any of the issuers of the underlying stocks is or becomes a USRPHC.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect. This discussion does not address the effects of any applicable state, local or non-U.S. tax laws, the potential application of the alternative minimum tax or the Medicare tax on net investment income or the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. You should consult your tax adviser concerning the application of the U.S. federal income and estate tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Treatment of the Notes

In the opinion of our counsel, Davis Polk & Wardwell LLP, which is based on current market conditions, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes and as “debt obligations” for U.S. federal estate tax purposes, and the discussion herein is based on this treatment.

Tax Consequences to U.S. Holders

This section applies only to U.S. holders. You are a “U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
PRS-23

Interest Accruals on the Notes. Pursuant to rules governing the tax treatment of contingent payment debt instruments (the “contingent debt regulations”), you will be required to accrue interest income on the notes on a constant yield basis based on a comparable yield, as described below, regardless of whether you use the cash or accrual method of accounting for U.S. federal income tax purposes. Accordingly, you generally will be required to include interest in your taxable income in each year that you hold the notes even though the notes do not provide for a payment until maturity (or earlier sale, exchange or retirement).

Under the contingent debt regulations, you must accrue an amount of ordinary interest income, as original issue discount (“OID”) for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals the product of:

•	the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period,
•	the comparable yield (as defined below) of the notes, adjusted for the length of the accrual period, and
•	a fraction, the numerator of which is the number of days during the accrual period that you held the notes and the denominator of which is the number of days in the accrual period.

The “adjusted issue price” of a note is its issue price increased by any interest income previously accrued.

As used in the contingent debt regulations, the term “comparable yield” means the greater of (i) the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, and (ii) the applicable federal rate.

We have determined that the comparable yield for the notes is a rate of % per annum, compounded semi-annually. Based on the comparable yield set forth above, the projected payment schedule for a note (assuming an issue price of $1,000) consists of a single projected amount equal to $ due at maturity.

The following table states the amount of OID (without taking into account any income or loss recognized in connection with the sale, exchange or retirement of the note) that will be deemed to have accrued with respect to a note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2019
January 1, 2020 through June 30, 2020
July 1, 2020 through December 31, 2020
January 1, 2021 through June 30, 2021
July 1, 2021 through Maturity Date

For U.S. federal income tax purposes, you are required under the contingent debt regulations to use the comparable yield and the projected payment schedule established by us in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of a different comparable yield and projected payment schedule to the Internal Revenue Service (the “IRS”).

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Sale, Exchange or Retirement of Notes. You will recognize taxable gain or loss on the sale, exchange or retirement of a note equal to the difference between the amount received and your adjusted tax basis in the note. Any gain recognized will be treated as ordinary interest income and loss will be ordinary loss to the extent of previous interest inclusions and capital loss thereafter. The amount of gain or loss on a sale, exchange or retirement of a note will be equal to the difference between (a) the amount received by you and (b) your adjusted tax basis in the note.

PRS-24

Your adjusted tax basis in a note generally will be equal to your original purchase price for the note, increased by any interest income you previously accrued.

Special rules may apply if the payment at maturity on the notes is treated as becoming fixed prior to maturity. For this purpose, the payment at maturity will be treated as fixed if the contingencies with respect to the payment are remote or incidental. Under these rules, a U.S. holder would be required to account for the difference between the originally projected payment and the fixed payment in a reasonable manner. In addition, a U.S. holder would be required to make adjustments to, among other things, the U.S. holder’s accrual periods and tax basis in the notes. The character of any gain or loss on a sale or exchange of a note also might be affected. U.S. holders should consult their tax advisers regarding the application of these rules.

Tax Consequences to Non-U.S. Holders

This section applies only to non-U.S. holders. You are a “non-U.S. holder” if you are a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign estate or trust.

You are not a non-U.S. holder for purposes of this discussion if you are (i) an individual who is present in the United States for 183 days or more in the taxable year of disposition, (ii) a former citizen or resident of the United States or (iii) a person for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States. If you are or may become such a person during the period in which you hold a note, you should consult your tax adviser regarding the U.S. federal tax consequences of an investment in the notes.

Treatment of Income and Gain on the Notes. You should not be subject to U.S. federal income or withholding tax in respect of the notes, provided that interest (including amounts treated as OID) on the notes qualifies as “portfolio interest” and is not subject to withholding under the “FATCA” regime described below. Subject to the discussions above concerning Section 897 of the Code and below concerning Section 871(m), interest (including amounts treated as OID) on the notes should generally qualify as portfolio interest, exempt from withholding (which for an individual non-U.S. holder is pursuant to Section 871(h) of the Code), provided that:

•	you do not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of stock of Wells Fargo & Company entitled to vote;
•	you are not a controlled foreign corporation related, directly or indirectly, to Wells Fargo & Company through stock ownership;
•	you are not a bank receiving interest under Section 881(c)(3)(A) of the Code; and
•	you provide to the applicable withholding agent an appropriate IRS Form W-8 on which you certify under penalties of perjury that you are not a U.S. person.

Possible Withholding Under Section 871(m) of the Code. Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to non-U.S. holders with respect to certain financial instruments linked to U.S. equities (“U.S. underlying equities”) or indices that include U.S. underlying equities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more U.S. underlying equities, as determined based on tests set forth in the applicable Treasury regulations (a “specified security”). However, the regulations exempt financial instruments issued prior to January 1, 2021 that do not have a “delta” of one. Based on the terms of the notes and representations provided by us as of the date of this pricing supplement, our counsel is of the opinion that the notes should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any U.S. underlying equity and, therefore, should not be specified securities subject to withholding tax under Section 871(m). The final determination regarding the treatment of the notes under Section 871(m) will be made as of the trade date for the notes; however, we do not expect the notes to have a delta of one. Unless otherwise indicated, the discussion in this pricing supplement assumes that the notes are not specified securities subject to withholding tax under Section 871(m).

A determination that the notes are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances. For example, if you enter into other transactions relating to a U.S. underlying equity, you could be subject to withholding

PRS-25

tax or income tax liability under Section 871(m) even if the notes are not specified securities subject to Section 871(m) as a general matter. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

In the event withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

U.S. Federal Estate Tax

A note held by an individual non-U.S. holder who at death is not a citizen or a resident of the United States for U.S. federal estate tax purposes generally will not be includible in the individual’s gross estate, and will be deemed “property without the United States” under Section 2105 of the Code, for U.S. federal estate tax purposes if, at the time of death, interest on the note would qualify as portfolio interest exempt from withholding under Section 871(h), as described above, without regard to the certification requirement described in the fourth bullet above under “—Treatment of Income and Gain on the Notes.”

You should consult your tax adviser regarding the U.S. federal estate tax consequences of an investment in the notes in your particular situation.

Backup Withholding and Information Reporting

Information returns generally will be filed with the IRS with respect to amounts treated as interest on the notes and may be filed with the IRS in connection with the payment of proceeds from a sale, exchange or other disposition of the notes. If you fail to provide certain identifying information (such as an accurate taxpayer identification number if you are a U.S. holder) or meet certain other conditions, you may also be subject to backup withholding at the rate specified in the Code. If you are a non-U.S. holder that provides an appropriate IRS Form W-8, you will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

FATCA

Legislation commonly referred to as “FATCA” generally imposes a withholding tax of 30% on payments to certain non-U.S. entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. An intergovernmental agreement between the United States and the non-U.S. entity’s jurisdiction may modify these requirements. Withholding under these rules (if applicable) applies to any payment on the notes of amounts treated as interest or as “dividend equivalents.” While existing Treasury regulations would also require withholding on payments of gross proceeds of the disposition (including upon retirement) of financial instruments such as the notes, the U.S. Treasury Department has indicated in subsequent proposed regulations its intent to eliminate this requirement. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. If withholding applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld. Both U.S. and non-U.S. holders should consult their tax advisers regarding the potential application of FATCA to the notes.

The preceding discussion constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

PRS-26